Exhibit 99.1

Curaleaf Reports Fourth Quarter and Fiscal Year End 2021 Results

•	Record fiscal year 2021 revenue and Adjusted EBITDA(1) of $1.2 billion and $298 million, representing an increase of 93% and 107%, respectively
•	Fourth quarter 2021 Revenue and Adjusted EBITDA of $320 million and $80 million, representing an increase of 39% and 48% year-over-year, respectively

WAKEFIELD, Mass., March 3, 2022 – Curaleaf Holdings, Inc. (CSE: CURA) (OTCQX: CURLF) (“Curaleaf” or the “Company”), a leading international provider of consumer products in cannabis, today reported its financial and operating results for the fourth quarter and year ended December 31, 2021. All financial information is provided in U.S. dollars unless otherwise indicated.

Fourth Quarter and FY 2021 Financial Highlights (Unaudited)

($ thousands, except per share amounts)	Q4 2021	Q4 2020 (As Restated)	% yoy Change	FY 2021	FY 2020 (As Restated)	% yoy Change
Total Revenue	$320,011	$230,253	39%	$1,209,661	$626,637	93%
Gross profit before impact of biological assets	159,437	110,595	44%	588,051	315,489	86%
Gross profit on cannabis sales(1)(2)	158,809	109,625	45%	585,734	275,071	113%
Gross margin on cannabis sales(1)(2)	49.7%	47.8%		48.5%	46.9%
Adjusted EBITDA(1)(2)	79,675	53,784	48%	298,037	144,080	107%
Net loss attributable to Curaleaf Holdings Inc.	(27,543)	(37,067)		(101,731)	(57,161)
Net loss per share – basic and diluted	$(0.04)	$(0.06)		$(0.15)	$(0.10)

(1)	Represents a Non-IFRS financial measure or Non-IFRS ratio without a standardized definition under IFRS, which may not be comparable to similar measures used by other issuers.
(2)	See "Non-IFRS Financial and Performance Measures" below for definitions and more information regarding Curaleaf's use of Non-IFRS financial measures and Non-IFRS ratios. See the sections entitled “Gross Profit on Cannabis Sales” and “Adjusted EBITDA” below (pgs. 3-7) for reconciliations of Non-IFRS measures to the most directly comparable IFRS measures.
(3)	Cannabis sales excludes Management Fee Income. Gross profit and gross margin on cannabis sales both exclude the impact of biological assets.

Earnings Call: Thursday, March 3, 2022, at 5:00 P.M. ET

Conference ID # is 1618049

Replay ID # is 4919700

U.S. Live Call: +1-888-317-6003	U.S. Replay: +1-877-344-7529
International Live Call (Toll): +1-412-317-6061	International Replay (Toll): +1-412-317-0088
Canada Live Call: +1-866-284-3684	Canada Replay: +1-855-669-9658

A webcast of the call can be accessed on the investor relations section of the Curaleaf website at ir.curaleaf.com

The teleconference will be available for replay starting at approximately 7:00 P.M. ET on March 3, 2022, and will end at 7:00 P.M. ET on March 10, 2022

Boris Jordan, Executive Chairman of Curaleaf, commented, “2021 was another exceptional year for Curaleaf. We reached a significant milestone by generating over 90% revenue growth and exceeding $1.2 billion of total revenue for the first time. We continued to deliver gross and Adjusted EBITDA margin expansion and ended the year with one of the strongest balance sheets in the industry to support our ongoing growth strategies. In addition, we announced strategic acquisitions that have strengthened our ability to continue gaining share in key U.S. markets as well as internationally. Looking to 2022, we remain focused on executing our plan for strong, above market revenue growth and margin accretion, and believe we are incredibly well positioned to benefit from significant near-term catalysts such as the anticipated launch of New Jersey’s adult use market.”

Joe Bayern, Chief Executive Officer of Curaleaf, stated, “In 2021, we made significant progress strengthening all areas of our business including growing our retail and wholesale distribution, introducing new products, expanding our cultivation and production capacity, and entering new markets such as Europe. I believe our focus and strong execution in 2021 set us up extraordinarily well for the significant growth opportunities that lie ahead in 2022 and beyond. I am incredibly proud of the hard work and dedication of all our team members who have made our continued success possible. I believe Curaleaf is better positioned than ever to capitalize on the massive and growing cannabis opportunity.”

Fourth Quarter 2021 Operating Highlights

•	Added eight new retail dispensaries including five in Florida, two in Colorado, and one in Arizona.
•	Entered into a definitive agreement to acquire Tryke Companies, a vertically integrated MSO in Nevada, Arizona, and Utah.
•	Entered into a definitive agreement to acquire Natural Remedy Patient Center, LLC, a Safford, Arizona dispensary.
•	Entered into a definitive agreement to acquire Bloom Dispensaries, a single state operator in Arizona.
•	Completed the offering of $475 million aggregate principal amount of 8.0% Senior Secured Notes due 2026 and retired all prior indebtedness, increasing liquidity and materially reducing the average interest rate on the Company’s outstanding debt.
•	Signed a national distribution agreement with Southern Glazer's Wine & Spirits to bring Curaleaf's Hemp and Select CBD product lines into Southern Glazer's distribution network.

Full Year 2021 Operating Highlights

•	Significantly expanded retail, wholesale, and cultivation operations through organic growth and strategic acquisitions.
o	Increased retail locations from 96 to 117 as of December 31, 2021.
o	Reached approximately 2,300 active wholesale accounts as of December 31, 2021, an increase of over 90% from year end 2020.
o	Grew cultivation sites from 23 to 25.
o	Expanded total cultivation and production capacity by over 2.5 million square feet to approximately 4.4 million square feet.
•	Significant focus on R&D activities drove the introduction of 147 new products in our markets, with approximately 11% of full year 2021 revenue generated by new products launched in the last 12 months.
•	Entered the European market through the successful acquisition of EMMAC Life Sciences Group and subsequently rebranded to Curaleaf International.
•	Completed the acquisition of Los Sueños Farms, the largest outdoor grow in Colorado.

Post Fourth Quarter 2021 Highlights

•	Completed the acquisition of Bloom Dispensaries adding four retail locations and two cultivation and processing facilities totaling 63,500 square feet in Arizona.
•	Continued to organically expand our retail footprint, opening two additional dispensaries in Florida and three in Pennsylvania. As of March 3, 2022, Curaleaf retail operations totaled 126 nationwide.

Financial Results for the Fourth Quarter Ended December 31, 2021

Revenue (Unaudited)

($ thousands)

	Q4 2021	Q3 2021	Q4 2020
Retail revenue	$225,592	$224,543	$164,932
Wholesale revenue	93,791	92,041	64,351
Management fee income	628	541	970
Total Revenue	$320,011	$317,125	$230,253

Total revenue was a record $320 million for the fourth quarter of 2021, an increase of 1% from $317 million in the third quarter of 2021 and 39% from $230 million in the fourth quarter of 2020. The Company’s year-over-year revenue growth primarily reflects continued organic growth driven by new retail store openings, the addition of new wholesale partner accounts, product launches, and the expansion of cultivation and production facilities.

Retail revenue was $226 million, compared with $225 million in the third quarter of 2021, and up 37% from $165 million in the fourth quarter of 2020. Retail revenue represented 71% of total revenue. Curaleaf’s year-over-year retail revenue growth was supported by 21 new stores added in 2021.

Wholesale revenue was $94 million, an increase of 2% from the third quarter of 2021 and 46% year-over-year and represented 29% of total revenue. Wholesale revenue growth was supported by the addition of new wholesale partner accounts, which increased by more than 90% from year-end 2020 to approximately 2,300 total accounts.

Gross Profit on Cannabis Sales (Unaudited)

($ thousands)

	Q4 2021	Q3 2021	Q4 2020
Retail and wholesale revenue	$319,383	$316,584	$229,283
Cost of goods sold	160,574	172,216	119,658
Gross profit on cannabis sales (1)	158,809	144,368	109,625
Gross margin on cannabis sales (1)	49.7%	45.6%	47.8%
Management fee income (2)	628	541	970
Gross profit before impact of biological assets	$159,437	$144,909	$110,595

(1)	Represents a non-IFRS measure or Non-IFRS ratio. See "Non-IFRS Financial and Performance Measures" below for definitions and more information regarding Curaleaf's use of Non-IFRS financial measures and Non-IFRS ratios.
(2)	Management fee income is added to Gross Profit on Cannabis Sales to obtain Gross profit before impact of biological assets, the most comparable IFRS measure.

Gross profit on cannabis sales was $159 million for the fourth quarter of 2021, an increase of 10% from $144 million in the third quarter of 2021 and 45% from $110 million in the fourth quarter of 2020. Gross profit margin was 49.7%, an increase of approximately 410 basis points from the prior quarter and 190 basis points from the fourth quarter of 2020. The increase in gross margin reflects continued efficiency in the Company’s cultivation and processing facilities and improving economies of scale. In addition, the sequential increase in gross margin partially reflects a loss on inventory related to the Eureka, California facility divestiture and the write down of certain other inventory in the third quarter of 2021, which did not recur.

Net Income / (Loss) (Unaudited)

($ thousands)

	Q4 2021	Q3 2021	Q4 2020
		(As Restated)	(As Restated)
Total Revenue	$320,011	$317,125	$230,253
Gross profit	179,546	182,734	125,462
Income (Loss) from operations	42,875	42,381	23,013
Total other income (expense), net	(32,649)	(38,955)	(17,893)
Income tax benefit (expense)	(40,281)	(60,313)	(42,022)
Net loss	(30,055)	(56,887)	(36,902)
Less: Net loss attributable to non-controlling interest	(2,512)	(2,363)	165
Net loss attributable to Curaleaf Holdings, Inc.	$(27,543)	$(54,524)	$(37,067)

Net loss attributable to Curaleaf Holdings, Inc. was $28 million, compared with a net loss of $55 million in the third quarter of 2021 and $37 million in the fourth quarter of 2020. The year-over-year improvement in net loss was primarily driven by an approximately $20 million increase in operating income and $2 million of lower income tax expense, partially offset by $15 million of higher other expense, net.

Adjusted EBITDA (Unaudited)

($ thousands)

	Q4 2021	Q3 2021	Q4 2020
		(As Restated)	(As Restated)
Net loss	$(30,055)	$(56,887)	$(36,902)
Interest expense, net	22,626	25,054	25,366
Income tax expense	40,281	60,313	42,022
Depreciation and amortization (1)	37,507	34,739	26,647
Share-based compensation	9,175	13,180	16,114
Other (income) expense	10,023	13,900	(7,473)
Change in fair value of biological assets	(20,109)	(37,825)	(14,866)
Other add-backs (2)	10,227	18,889	2,876
Adjusted EBITDA (3)	$79,675	$71,363	$53,784
Adjusted EBITDA Margin (3)	24.9%	22.5%	23.5%

(1)	Depreciation and amortization expense in Q4 2021, Q3 2021, and Q4 2020 include amounts charged to cost of goods sold on the statement of profits and losses.
(2)	Other add-backs in Q4 2021 primarily include acquisition related expenses, legal fees, and accounting and professional fees.
(3)	Represents a non-IFRS measure or Non-IFRS ratio. See "Non-IFRS Financial and Performance Measures" below for definitions and more information regarding Curaleaf's use of Non-IFRS financial measures and Non-IFRS ratios. The table above provides a reconciliation of Net Loss, the most comparable IFRS measure, to Adjusted EBITDA, a non-IFRS measure.

Adjusted EBITDA was $80 million for the fourth quarter of 2021, an increase of 12% from $71 million in the third quarter of 2021 and 48% from $54 million in the fourth quarter of 2020. Adjusted EBITDA margin was 24.9%, an increase of 240 basis points from 22.5% in the prior quarter and 140 basis points from 23.5% in the fourth quarter of 2020. The sequential increase in Adjusted EBITDA primarily reflects higher gross profit margin driven by continued efficiency in the Company’s cultivation and processing facilities and improving economies of scale. On a year-over-year basis, the increases in Adjusted EBITDA and Adjusted EBITDA margin primarily reflect higher revenue and gross profit margin partially offset by higher SG&A expense related to increased headcount ahead of new store openings and marketing in support of new product rollouts.

Financial Results for the Year Ended December 31, 2021

Revenue (Unaudited)

($ thousands)

	FY 2021	FY 2020
Retail revenue	$859,959	$423,183
Wholesale revenue	347,385	163,036
Management fee income	2,317	40,418
Total Revenue	$1,209,661	$626,637

Total revenue for the year ended 2021 was a record $1,210 million, an increase of 93% from $627 million for the year ended 2020.

Retail revenue was $860 million for the year ended 2021, an increase of 103% from $423 million for the year ended 2020. The increase in retail revenue was primarily driven by organic growth from new store openings, expansion of cultivation and production capacity, and new product introductions. Retail revenue growth in 2021 also reflects a full year of revenue recognized from the Company’s acquisition of GR Companies, Inc. (“Grassroots”), which closed in July 2020, and to a lesser extent, the partial year benefit of the acquisitions of EMMAC Life Sciences Limited (“EMMAC”) in August 2021 and Los Sueños Farms and related entities (“Los Sueños”) in October 2021.

Wholesale revenue was $347 million, an increase of 113% from $163 million for the year ended 2020. Growth in wholesale revenue was primarily due to organic growth from wholesale partner account additions, new product introductions such as Select Squeeze, Select Fresh, Clique by Select, and Select Snooze Bites, and increased cultivation and production capacity. Wholesale revenue growth also reflected the above-mentioned acquisitions of Grassroots, EMMAC and Los Sueños.

Gross Profit on Cannabis Sales (Unaudited)

($ thousands)

	FY 2021	FY 2020
Retail and wholesale revenue	$1,207,344	$586,219
Cost of goods sold	621,610	311,148
Gross profit on cannabis sales (1)	585,734	275,071
Gross margin on cannabis sales (1)	48.5%	46.9%
Management fee income (2)	2,317	40,418
Gross profit before impact of biological assets	$588,051	$315,489

(1)	Represents a non-IFRS measure or Non-IFRS ratio. See "Non-IFRS Financial and Performance Measures" below for definitions and more information regarding Curaleaf's use of Non-IFRS financial measures and Non-IFRS ratios.
(2)	Management fee income is added to Gross Profit on Cannabis Sales to obtain Gross profit before impact of biological assets, the most comparable IFRS measure.

Gross profit on cannabis sales was $586 million for the year ended 2021, an increase of 113% from $275 million in 2020. Gross profit margin was 48.5% an increase of approximately 160 basis points from 46.9% in 2020. The increases in gross profit and gross margin were primarily driven by revenue growth and the continued improvement in the operating capacity and efficiency of the Company’s cultivation and processing facilities.

Net Income / (Loss) (Unaudited)

($ thousands)

	FY 2021	FY 2020
		(As Restated)
Total Revenue	$1,209,661	$626,637
Gross profit	687,589	390,513
Income (Loss) from operations	175,634	72,437
Total other income (expense), net	(110,838)	(41,641)
Income tax benefit (expense)	(173,926)	(87,550)
Net loss	(109,130)	(56,754)
Less: Net loss attributable to non-controlling interest	(7,399)	407
Net loss attributable to Curaleaf Holdings, Inc.	$(101,731)	$(57,161)

Net loss, attributable to Curaleaf Holdings, Inc., for the year ended 2021 was $102 million, compared with a net loss of $57 million for the year ended 2020. The $103 million increase in operating income in 2021 was offset primarily by $69 million of higher total other expense, net, and $86 million of higher income tax expense. The year-over-year increase in total other expense, net, was primarily due to an approximately $38 million gain on investment in 2020 that did not recur, $27 million of higher interest expense net of interest income, and $11 million of higher other expenses, partially offset by $9 million of lower impairment charges on intangible assets.

Adjusted EBITDA (Unaudited)

($ thousands)

	FY 2021	FY 2020
		(As Restated)
Net loss	$(109,130)	$(56,754)
Interest expense, net	89,633	62,518
Income tax expense	173,926	87,550
Depreciation and amortization (1)	132,644	79,713
Share-based compensation	45,632	30,879
Other (income) expense	21,205	(20,877)
Change in fair value of biological assets	(99,538)	(75,024)
Other add-backs (2)	43,665	36,075
Adjusted EBITDA (3)	$298,037	$144,080
Adjusted EBITDA Margin (3)	24.6%	23.0%

(1)	Depreciation and amortization expense in 2021 and 2020 include amounts charged to cost of goods sold on the statement of profits and losses.
(2)	Other add-backs in 2021 primarily include acquisition related expenses, accounting and professional fees, legal fees, bad debt write off, employee severance costs, one-time loss on inventory related to a California facility divestiture, and inventory write-down in one of our states.
(3)	Represents a non-IFRS measure or Non-IFRS ratio. See "Non-IFRS Financial and Performance Measures" below for definitions and more information regarding Curaleaf's use of Non-IFRS financial measures and Non-IFRS ratios. The table above provides a reconciliation of Net Loss, the most comparable IFRS measure, to Adjusted EBITDA, a non-IFRS measure.

Adjusted EBITDA for the year ended 2021 was $298 million, an increase of 107% from $144 million in 2020. Adjusted EBITDA margin was 24.6%, an increase of 160 basis points from 23.0% in the prior year. The increases in Adjusted EBITDA and Adjusted EBITDA margin primarily reflect higher revenue and gross profit margin partially offset by higher SG&A expense related to increased headcount in support of new store openings and marketing in support of new product rollouts.

Balance Sheet and Cash Flow

As of December 31, 2021, the Company had $299 million of cash and $436 million of outstanding debt net of unamortized debt discounts.

During the fourth quarter of 2021, Curaleaf invested $55 million, net in capital expenditures, focused on cultivation, processing, and selective retail expansion in strategic markets. For the year ended 2021, Curaleaf invested $172 million, net in capital expenditures.

Shares Outstanding

As of December 31, 2021, and September 30, 2021, the Company’s weighted average subordinate voting shares outstanding amounted to 707,450,310 and 703,545,262 shares, respectively.

As of December 31, 2021, and September 30, 2021, Company’s issued and outstanding subordinate voting shares plus multiple voting shares amounted to 708,340,434 and 704,818,302 shares, respectively.

Other

The Company has made an immaterial restatement to the initial purchase accounting for the Select acquisition. Adjustments have been made to all of the comparative period financial statements presented herein, which reflect a decrease in intangible assets, deferred tax liability, and amortization expense, as well as an increase in goodwill and income tax expense, as applicable. The net impact of these adjustments on the Company’s Consolidated Statements of Profits and Losses for the year ended December 31, 2020, was a positive $4.6 million to Net loss attributable to Curaleaf Holdings, Inc. Additional detail will be provided in the Company’s Consolidated Annual Financial Statements.

Non-IFRS Financial and Performance Measures

Curaleaf reports its financial results in accordance with IFRS and uses a number of financial measures and ratios when assessing its results and measuring overall performance. Some of these financial measures and ratios are not calculated in accordance with IFRS. Curaleaf refers to certain Non-IFRS financial measures and ratios such as “Gross Profit on Cannabis Sales”, “Gross Margin on Cannabis Sales”, “Adjusted EBITDA”, and “Adjusted EBITDA Margin”. These measures do not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other issuers. The Company defines “Gross Profit on Cannabis Sales” as retail and wholesale revenues less cost of goods sold. “Gross Margin on Cannabis Sales” is defined by Curaleaf as gross profit on cannabis sales divided by retail and wholesale revenues. “Adjusted EBITDA” is defined by Curaleaf as earnings before interest, taxes, depreciation and amortization less share-based compensation expense and other add-backs related to business development, acquisition, financing and reorganization costs. “Adjusted EBITDA Margin” is defined by Curaleaf as Adjusted EBITDA divided by total revenue. Curaleaf considers these measures to be an important indicator of the financial strength and performance of our business. We believe the adjusted results presented provide relevant and useful information for investors because they clarify our actual operating performance, make it easier to compare our results with those of other companies and allow investors to review performance in the same way as our management. Since these measures are not calculated in accordance with IFRS, they should not be considered in isolation of, or as a substitute for, our reported results as indicators of our performance, and they may not be comparable to similarly named measures from other companies. The tables provided in this press release contained in the sections “Gross Profit on Cannabis Sales” and “Adjusted EBITDA” (pgs. 3-7) provide reconciliations of Non-IFRS measures to the most directly comparable IFRS measures.

Consolidated Statements of Financial Position (Unaudited)

($ thousands)

	December 31,	December 31,
	2021	2020
		(As Restated)
Assets
Current assets:
Cash	$299,329	$73,542
Accounts receivable	64,570	28,830
Inventory, net	391,195	197,991
Biological assets	78,600	46,210
Assets held for sale	80,583	58,504
Prepaid expenses and other current assets	35,667	10,140
Current portion of notes receivable	2,315	2,645
Total current assets	952,259	417,862
Deferred tax asset	2,593	5,528
Notes receivable	842	2,000
Property, plant and equipment, net	379,720	242,855
Right-of-use assets, net	285,111	267,168
Intangible assets, net	1,010,008	707,634
Goodwill	605,496	538,825
Investments	4,401	16,264
Prepaid acquisition consideration	—	132,234
Other assets	22,048	35,135
Total assets	$3,262,478	$2,365,505

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$26,751	$47,043
Accrued expenses	87,583	57,475
Income tax payable	140,019	79,649
Current portion of lease liability	19,279	15,710
Current portion of notes payable	1,966	6,500
Current contingent consideration liability	9,155	—
Liabilities held for sale	18,472	7,181
Other current liabilities	12,171	6,568
Total current liabilities	315,396	220,126
Deferred tax liability	299,333	200,805
Notes payable	434,123	285,001
Lease Liabilities	298,281	270,495
Non-controlling interest redemption liability	72,140	2,694
Contingent consideration liability	28,839	1,898
Other long term liability	5,876	3,698
Total liabilities	1,453,988	984,717

Shareholders’ equity:
Share capital	2,225,940	1,754,412
Treasury shares	(5,208)	(5,208)
Reserves	(162,085)	(177,744)
Accumulated other comprehensive income (deficit)	(9,996)	—
Accumulated deficit	(291,395)	(190,071)
Redeemable non-controlling interest	(72,140)	(2,694)
Total Curaleaf Holdings, Inc. shareholders' equity	1,685,116	1,378,695
Non-controlling interest	123,374	2,093
Total shareholders’ equity	1,808,490	1,380,788
Total liabilities and shareholders’ equity	$3,262,478	$2,365,505

Consolidated Statements of Profits and Losses (Unaudited)

($ thousands, except for share and per share amounts)

	Three Months Ended
	December 31,
	2021	2020
		(As Restated)
Revenue:
Retail and wholesale revenue	$319,383	$229,283
Management fee income	628	970
Total revenue	320,011	230,253
Cost of goods sold	160,574	119,658
Gross profit before impact of biological assets	159,437	110,595
Realized fair value amounts included in inventory sold	(102,234)	(57,265)
Unrealized fair value gain on growth of biological assets	122,343	72,132
Gross profit	179,546	125,462
Operating expenses:
Selling, general and administrative	100,257	68,289
Share-based compensation	9,175	16,114
Depreciation and amortization	27,239	18,046
Total operating expenses	136,671	102,449
Income (Loss) from operations	42,875	23,013
Other income (expense):
Interest income	134	24
Interest expense	(13,470)	(13,695)
Interest expense related to lease liabilities	(9,290)	(11,695)
Gain on investment	(2,807)	26,954
Impairment of intangible assets	(8,901)	(23,659)
Other income (expense)	1,685	4,178
Total other income (expense), net	(32,649)	(17,893)
Income (Loss) before provision for income taxes	10,226	5,120
Income tax benefit (expense)	(40,281)	(42,022)
Net loss	(30,055)	(36,902)
Less: Net income (loss) attributable to non-controlling interest	(2,512)	165
Net loss attributable to Curaleaf Holdings, Inc.	$(27,543)	$(37,067)
Loss per share attributable to Curaleaf Holdings, Inc. – basic and diluted	$(0.04)	$(0.06)
Weighted average common shares outstanding – basic and diluted	707,450,310	660,398,593

Consolidated Statements of Profits and Losses (Unaudited)

($ thousands, except for share and per share amounts)

	Twelve Months Ended
	December 31,
	2021	2020
		(As Restated)
Revenue:
Retail and wholesale revenue	$1,207,344	$586,219
Management fee income	2,317	40,418
Total revenue	1,209,661	626,637
Cost of goods sold	621,610	311,148
Gross profit before impact of biological assets	588,051	315,489
Realized fair value amounts included in inventory sold	(365,642)	(149,586)
Unrealized fair value gain on growth of biological assets	465,180	224,610
Gross profit	687,589	390,513
Operating expenses:
Selling, general and administrative	370,106	227,274
Share-based compensation	45,632	30,879
Depreciation and amortization	96,217	59,923
Total operating expenses	511,955	318,076
Income (Loss) from operations	175,634	72,437
Other income (expense):
Interest income	629	6,484
Interest expense	(53,549)	(47,903)
Interest expense related to lease liabilities	(36,713)	(21,099)
Gain on investment	(2,974)	37,560
Impairment of intangible assets	(14,573)	(23,659)
Other income (expense)	(3,658)	6,976
Total other income (expense), net	(110,838)	(41,641)
Income (Loss) before provision for income taxes	64,796	30,796
Income tax benefit (expense)	(173,926)	(87,550)
Net loss	(109,130)	(56,754)
Less: Net income (loss) attributable to non-controlling interest	(7,399)	407
Net loss attributable to Curaleaf Holdings, Inc.	$(101,731)	$(57,161)
Loss per share attributable to Curaleaf Holdings, Inc. – basic and diluted	$(0.15)	$(0.10)
Weighted average common shares outstanding – basic and diluted	698,759,274	557,192,899

Consolidated Statements of Cash Flows (Unaudited)

($ thousands, except for share and per share amounts)

	Twelve Months Ended
	December 31,
	2021	2020
		(As Restated)
Cash flows from operating activities:
Net loss	$(109,130)	(56,754)
Adjustments to reconcile loss to net cash provided (used) in operating activities:
Depreciation and amortization	132,644	79,713
Share-based compensation	45,632	29,361
Non-cash Bonus	—	1,518
Non-cash interest expense	44,859	6,590
Unrealized gain on changes in fair value of biological assets	(465,180)	(224,610)
Realized fair value amounts included in inventory sold	365,642	149,586
Impairment loss	14,573	23,659
(Gain)/loss on debt retirement	152	—
(Gain)/loss on investment	2,974	—
(Gain)/loss on sale of property, plant and equipment	3,333	550
Deferred taxes	19,214	11,720
Gain on contingent liability	—	(37,566)
Changes in operating assets and liabilities
Accounts receivable	(29,402)	5,956
Biological assets	80,414	55,707
Inventories	(185,607)	(92,384)
Prepaid expenses and other current assets	(24,902)	4,748
Other assets	5,641	(17,702)
Accounts payable	(10,298)	9,958
Income taxes payable	59,768	57,753
Accrued expenses	15,709	4,552
Net cash provided by (used in) operating activities	(33,964)	12,355
Cash flows from investing activities:
Purchases of property, plant and equipment, net	(171,955)	(126,273)
Proceeds from sale of entity	29,828	1,004
Payments made on completion on acquisitions	(37,820)	(59,695)
Prepayment of acquisition consideration	—	(7,500)
Cash acquired from acquisitions	14,500	—
Payments received on notes receivable	3,717	(4,646)
Note receivable from third party	(2,244)	—
Net cash used in investing activities	(163,974)	(197,110)
Cash flows from financing activities:
Cash received from financing agreement	531,093	186,235
Proceeds from sale leaseback	24,419	42,466
Debt issuance costs	(5,564)	—
Minority buyouts	(1,190)	(2,508)
Lease liability payments	(52,775)	(26,762)
Proceeds from minority interest investment in Curaleaf International	83,979	—
Cash received in private placement	—	24,552
Prepayment penalties on retired notes payable	(23,827)	—
Principal payments on notes payable	(366,749)	(2,920)
Acquisition escrow shares returned and retired	(8,312)	—
Exercise of stock options	3,157	3,013
Issuance of common shares, net of issuance costs	240,569	—
Net cash provided by financing activities	424,800	224,076
Net change in cash	226,862	39,321
Cash at beginning of period	73,542	42,310
Cash held for sale	—	(8,089)
Effect of exchange rate on cash	(1,075)	—
Cash at end of period	$299,329	$73,542

About Curaleaf Holdings

Curaleaf Holdings, Inc. (CSE: CURA) (OTCQX: CURLF) ("Curaleaf") is a leading international provider of consumer products in cannabis with a mission to improve lives by providing clarity around cannabis and confidence around consumption. As a high-growth cannabis company known for quality, expertise and reliability, the Company and its brands, including Curaleaf and Select, provide industry-leading service, product selection and accessibility across the medical and adult-use markets. In the United States, Curaleaf currently operates in 23 states with 126 dispensaries, 26 cultivation sites, and employs over 5,600 team members. Curaleaf International is the largest vertically integrated cannabis company in Europe with a unique supply and distribution network throughout the European market, bringing together pioneering science and research with cutting-edge cultivation, extraction and production. Curaleaf is listed on the Canadian Securities Exchange under the symbol CURA and trades on the OTCQX market under the symbol CURLF. For more information, please visit https://ir.curaleaf.com.

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Curaleaf IR Twitter Account	https://twitter.com/Curaleaf_IR

Investor Toolkit	https://ir.curaleaf.com/investor-toolkit

Investor Relations Website	https://ir.curaleaf.com/

Contact Information

Investor Contact:
Curaleaf Holdings, Inc.
Carlos Madrazo, SVP Head of IR & Capital Markets
ir@curaleaf.com

Media Contact:
Curaleaf Holdings, Inc.
Tracy Brady, VP of Corporate Communications
media@curaleaf.com

Disclaimer

This press release contains “forward-looking information” and “forward-looking statements” within the meaning of Canadian securities laws and United States securities laws (“forward-looking statements”). Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based on management’s current beliefs, expectations or assumptions regarding the future of the business, plans and strategies, operational results and other future conditions of the Company. In addition, the Company may make or approve certain statements in future filings with Canadian securities regulatory authorities, in press releases, or in oral or written presentations by representatives of the Company that are not statements of historical fact and may also constitute forward-looking statements. All statements, other than statements of historical fact, made by the Company that address activities, events or developments that the Company expects or anticipates will or may occur in the future are forward-looking statements, including, but not limited to, statements preceded by, followed by or that include words such as “assumptions”, “assumes”, “guidance”, “outlook”, “may”, “will”, “would”, “could”, “should”, “believes”, “estimates”, “projects”, “potential”, “expects”, “plans”, “intends”, “anticipates”, “targeted”, “continues”, “forecasts”, “designed”, “goal”, or the negative of those words or other similar or comparable words and includes, among others, information regarding: its outlook for and expected operating margins, capital allocation, free flow cash and other financial results; growth of its operations via expansion, for the effects of any transactions; expectations for the potential benefits of any transactions; statements relating to the business and future activities of, and developments related to, the Company after the date of this press release, including such things as future business strategy, competitive strengths, goals, expansion and growth of the Company’s business, operations and plans; expectations that planned acquisitions will be completed; expectations regarding cultivation and manufacturing capacity; expectations regarding receipt of regulatory approvals; expectations that licenses applied for will be obtained; potential future legalization of adult-use and/or medical cannabis under U.S. federal law; expectations of market size and growth in the U.S. and the states in which the Company operates; expectations for other economic, business, regulatory and/or competitive factors related to the Company or the cannabis industry generally; and other events or conditions that may occur in the future. Forward-looking statements may relate to future financial conditions, results of operations, plans, objectives, performance or business developments. These statements speak only as at the date they are made and are based on information currently available and on the then current expectations. Holders of securities of the Company are cautioned that forward-looking statements are not based on historical facts but instead are based on reasonable assumptions and estimates of management of the Company at the time they were provided or made and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, as applicable, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements, including, but not limited to, risks and uncertainties related to: the available funds of the Company and the anticipated use of such funds; the availability of financing opportunities; legal and regulatory risks inherent in the cannabis industry; risks associated with economic conditions, dependence on management and currency risk; risks relating to U.S. regulatory landscape and enforcement related to cannabis, including political risks; risks relating to anti-money laundering laws and regulation; other governmental and environmental regulation; public opinion and perception of the cannabis industry; risks related to contracts with third-party service providers; risks related to the enforceability of contracts; reliance on the expertise and judgment of senior management of the Company, and ability to retain such senior management; risks related to proprietary intellectual property and potential infringement by third-parties; the concentrated voting control of the Company’s Chairman and the unpredictability caused by the capital structure; risks relating to the management of growth; increasing competition in the industry; risks inherent in an agricultural business; risks relating to energy costs; risks associated to cannabis products manufactured for human consumption including potential product recalls; reliance on key inputs, suppliers and skilled labor; cybersecurity risks; ability and constraints on marketing products; fraudulent activity by employees, contractors and consultants; tax and insurance related risks; risks related to the economy generally; risk of litigation; conflicts of interest; risks relating to certain remedies being limited and the difficulty of enforcement of judgments and effect service outside of Canada; risks related to future acquisitions or dispositions; sales by existing shareholders; limited research and data relating to cannabis; as well as those risk factors discussed under “Risk Factors” in the Company’s Annual Management, Discussion and Analysis dated March 11, 2021, and in the Company’s Annual Information Form dated April 28, 2021 (both of which documents have been filed on the Company’s SEDAR profile at www.sedar.com and on its EDGAR profile at www.sec.gov/edgar/html) and as described from time to time in documents filed by the Company with Canadian securities regulatory authorities. The purpose of forward-looking statements is to provide the reader with a description of management’s expectations, and such forward-looking statements may not be appropriate for any other purpose. In particular, but without limiting the foregoing, disclosure in this press release as well as statements regarding the Company’s objectives, plans and goals, including future operating results and economic performance may make reference to or involve forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. A number of factors could cause actual events, performance or results to differ materially from what is projected in the forward-looking statements. You should not place undue reliance on forward-looking statements contained in this press release. Such forward-looking statements are made as of the date of this press release. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. The Company’s forward-looking statements are expressly qualified in their entirety by this cautionary statement.

This press release contains future-oriented financial information and financial outlook information (collectively, “FOFI”) about the Company’s prospective results of operations, production and production efficiency, commercialization, revenue and cash on hand, all of which are subject to the same assumptions, risk factors, limitations, and qualifications as set second in the above paragraph. FOFI contained in this document was approved by management as of the date of this document and was provided for the purpose of providing further information about the Company’s future business operations. The Company disclaims any intention or obligation to update or revise any FOFI contained in this document, whether as a result of new information, future events or otherwise, unless required pursuant to applicable law. Readers are cautioned that the FOFI contained in this document should not be used for purposes other than for which it is disclosed herein. The financial information reported in this press release is based on management prepared financial statements for the quarter and year ended December 31, 2021. Accordingly, such financial information may be subject to change. Financial statements for the period will be released and filed under the Company’s profiles on SEDAR at www.sedar.com no later than March 11, 2022. All financial information contained in this press release is qualified in its entirety with reference to such financial statements. While the Company does not expect there to be any material changes, to the extent that the financial information contained in this press release is inconsistent with the information contained in the Company’s financial statements, the financial information contained in this press release shall be deemed to be modified or superseded by the Company’s financial statements. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation for purposes of applicable securities laws.

Neither the Canadian Securities Exchange nor its Regulation Service Provider has reviewed and does not accept responsibility for the adequacy or accuracy of the content of this press release.